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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------
                                 SCHEDULE 13E-3

                                 (RULE 13e-100)

           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

           RULE 13-E TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            (Amendment No. _________)

                           PETCO ANIMAL SUPPLIES, INC.
--------------------------------------------------------------------------------
                              (Name of the Issuer)

                           PETCO ANIMAL SUPPLIES, INC.
--------------------------------------------------------------------------------
                    (Name of the Person(s) Filing Statement)

                    Common Stock, Par Value $.0001 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    716016100
--------------------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)

          BRIAN K. DEVINE                           THOMAS A. EDWARDS, ESQ.
          Chairman, President                       Latham & Watkins
          and Chief Executive Officer               701 "B" Street
          PETCO Animal Supplies, Inc.               Suite 2100
          9125 Rehco Road                           San Diego, California 92101
          San Diego, California 92121               (619) 236-1234
          (858) 453-7845

--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

     This statement is filed in connection with (check the appropriate box):

 a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
 b. [ ] The filing of a registration statement under the Securities Act of 1933.
 c. [ ] A tender offer.
 d. [ ] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

     Check the following box if the filing is a final amendment reporting the results of the transaction. [ ]


                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
      Transaction Valuation*                         Amount Of Filing Fee**
          $486,852,846                                      $97,371

     *For purposes of calculating the filing fee only. Determined by (1) multiplying 21,021,224 shares of common stock, par value $.0001 per share, of PETCO Animal Supplies, Inc. by $22.00 per share, and (2) adding thereto $24,385,918 anticipated to be paid to certain persons holding options to acquire shares of common stock in consideration of cancellation of such options (assuming an aggregate of 2,524,681 options are cancelled in exchange for cash in the transaction).

     **The amount of the filing fee calculated in accordance with Exchange Act Rule 0-11 equals 1/50th of 1% of the value of the securities proposed to be acquired.

     [X] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount previously paid     $97,371               Filing party:   PETCO Animal Supplies, Inc.
Form or registration no.:  Schedule 14(a)        Date filed:     June 20, 2000


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                                  INTRODUCTION

         This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by PETCO Animal Supplies, Inc., a Delaware corporation ("PETCO"), the issuer of the equity securities which are the subject of a Rule 13e-3 transaction. Pursuant to an Agreement and Plan of Merger, dated as of May 17, 2000, BD Recapitalization Corp. will merge into PETCO. BD Recapitalization Corp. is a newly formed Delaware corporation wholly owned by BD Recapitalization Holdings LLC, a newly formed Delaware limited liability company whose members are affiliates of Leonard Green & Partners, L.P. and Texas Pacific Group.

         In the merger, each issued and outstanding share of PETCO common stock will be cancelled and automatically converted into the right to receive $22.00 in cash, without interest or any other payment thereon, with the following exceptions: 86,105 shares of PETCO common stock will be retained by four members of PETCO's management and additional shares will be retained by these members of PETCO's management and other PETCO employees (such individuals are referred to collectively as the "continuing stockholders"); treasury shares and shares of PETCO common stock owned by BD Recapitalization Corp. or by any of PETCO's subsidiaries will be canceled; and shares held by dissenting stockholders will be subject to appraisal in accordance with Delaware law. Upon completion of the merger, after taking into account employee incentive options and warrants to be issued in connection with financing the merger, BD Recapitalization Holdings LLC and the continuing stockholders will own, 75% and 20%, respectively, of PETCO, on a fully diluted basis.

         Concurrently with the filing of this Schedule 13E-3, PETCO is filing a preliminary proxy statement pursuant to which the stockholders of PETCO will be given notice of the merger. The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the proxy statement of the information required to be included in response to the items of this Schedule 13E-3. The information set forth in the proxy statement, including all schedules, exhibits, appendices and annexes thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the schedules, exhibits, appendices and annexes thereto.

ITEM 1.  SUMMARY TERM SHEET.

The information contained in the sections entitled "SUMMARY TERM SHEET" and "QUESTIONS AND ANSWERS ABOUT THE MERGER" of the proxy statement is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

(a) NAME AND ADDRESS. The information contained in the section entitled "SUMMARY--The Companies" in the proxy statement is incorporated herein by reference.

(b) SECURITIES. The information contained in the section entitled "THE SPECIAL MEETING--Date; Time; Place and Record Date of the Special Meeting" in the proxy statement is incorporated herein by reference.

(c) TRADING MARKET AND PRICE. The information contained in the section entitled "PRICE RANGE OF COMMON STOCK" in the proxy statement is incorporated herein by reference.

(d) DIVIDENDS. The information contained in the section entitled "DIVIDENDS" in the proxy statement is incorporated herein by reference.

(e)            PRIOR PUBLIC OFFERINGS. None.

(f) PRIOR STOCK PURCHASES. The information contained in the section entitled "COMMON STOCK PURCHASE INFORMATION" of the proxy statement is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF THE FILING PERSON.

(a),(c) NAME AND ADDRESS; BUSINESS AND BACKGROUND OF NATURAL PERSONS. The information contained in the sections entitled "SUMMARY--The Companies," "PRINCIPAL STOCKHOLDERS AND MANAGEMENT OWNERSHIP," and "DIRECTORS AND EXECUTIVE OFFICERS OF PETCO" in the proxy statement is incorporated herein by reference. During the last five years, to the best knowledge of PETCO, none of PETCO's current directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. All current PETCO directors and executive officers are U.S. citizens.

(b) BUSINESS AND BACKGROUND OF ENTITIES. The information contained in the section entitled "SUMMARY--The Companies" in the proxy statement is incorporated herein by reference.

ITEM 4.        TERMS OF THE TRANSACTION.

(a) (1)        TENDER OFFERS.  Not applicable.

(a) (2 )(i)    TRANSACTION DESCRIPTION. The information contained in the
               sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER,"
               "SUMMARY" and "THE MERGER AGREEMENT" in the proxy statement is incorporated herein by reference.

(a) (2) (ii)   CONSIDERATION. The information contained in the section entitled
               "THE MERGER AGREEMENT--Merger Consideration" in the proxy statement is incorporated herein by reference.

(a) (2) (iii)  REASONS FOR TRANSACTION. The information contained in the sections entitled "THE MERGER--Background of the Merger," "--Recommendation of the Special Committee to the Board of Directors; Fairness of the Merger" and "--Purpose and Structure of the Merger" in the proxy statement is incorporated herein by reference.

(a) (2) (iv)   VOTE REQUIRED FOR APPROVAL. The information contained in the section entitled "THE SPECIAL MEETING--Voting Information" in the proxy statement is incorporated herein by reference.

(a) (2) (v)    DIFFERENCES IN THE RIGHTS OF SECURITY HOLDERS. The information contained in the sections entitled "THE MERGER AGREEMENT--Merger
               Consideration" and "THE MERGER--Interests of PETCO Directors and
               Officers in the Merger" in the proxy statement is incorporated herein by reference.

(a) (2) (vi)   ACCOUNTING TREATMENT. The information contained in the sections entitled "THE MERGER--Accounting Treatment of the Merger" in the proxy statement is incorporated herein by reference.

(a) (2) (vii)  INCOME TAX CONSEQUENCES. The information contained in the section entitled "THE MERGER--Material Federal Income Tax Consequences to Stockholders" in the proxy statement is incorporated herein by reference.

(c) DIFFERENT TERMS. The information contained in the section entitled "THE MERGER--Interests of PETCO Directors and Officers in the Merger" in the proxy statement is incorporated herein by reference.

(d) APPRAISAL RIGHTS. The information contained in the section entitled "THE MERGER--Dissenters' Rights of Appraisal" in the proxy statement is incorporated herein by reference.

(e) PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS. PETCO has made no provisions in connection with the merger to grant unaffiliated security holders access to the corporate files of PETCO or to obtain counsel or appraisal services at the expense of PETCO.

(f)            ELIGIBILITY FOR LISTING OR TRADING. Not applicable.

ITEM 5.        PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)            TRANSACTIONS. None.

(b)-(c) SIGNIFICANT CORPORATE EVENTS; NEGOTIATIONS OR CONTACTS. The information contained in the sections entitled "THE MERGER--Background of the Merger, " "--Purpose and Structure of the Merger" and "--Interests of PETCO Directors and Officers in the Merger" in the proxy statement is incorporated herein by reference.

(e) AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES. The information contained in the sections entitled "SUMMARY--Share Ownership of Stockholders and Management," "THE MERGER--Background of the Merger," "--Interests of PETCO Directors and Officers in the Merger," "THE MERGER AGREEMENT," "THE MERGER--Effects of the Merger," and "RIGHTS AGREEMENT" in the proxy statement is incorporated herein by reference.

ITEM 6.        PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) USE OF SECURITIES ACQUIRED. The information contained in the section entitled "SUMMARY," "THE MERGER--Effects of the Merger" and "THE MERGER AGREEMENT" in the proxy statement is incorporated herein by reference.

(c) PLANS. The information contained in the sections entitled "SUMMARY," "THE MERGER--Effects of the Merger," "--Interests of PETCO Directors and Officers in the Merger" and "DIVIDENDS" in the proxy statement is incorporated herein by reference.

ITEM 7.        PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a), (c) PURPOSES; REASONS. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER" and "THE MERGER--Background of the Merger," "--Recommendations of the Special Committee; Fairness of the Merger" and "--Purpose and Structure of the Merger" in the proxy statement is incorporated herein by reference.

(b) ALTERNATIVES. The information contained in the sections entitled "SUMMARY--What Happens if PETCO Receives a Better Offer," "THE MERGER----Background of the Merger" and "--Risk that the Merger will not be Completed" in the proxy statement is incorporated herein by reference.

(d) EFFECTS. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "THE MERGER--Effects of the Merger," "--Interests of PETCO Directors and Officers in the Merger," "--Material Federal Income Tax Consequences to Stockholders," "THE MERGER AGREEMENT," "RIGHTS AGREEMENT" and "FEES AND EXPENSES," in the proxy statement is incorporated herein by reference.

ITEM 8.        FAIRNESS OF THE TRANSACTION.

(a), (b) FAIRNESS; FACTORS CONSIDERED IN DETERMINING FAIRNESS. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "THE SPECIAL MEETING--Voting Information," "THE MERGER--Background of the Merger," "--Recommendations of the Special Committee; Fairness of the Merger" and "--Opinion of Financial Advisor to the Special Committee" in the proxy statement and Appendix B, "Opinion of Donaldson, Lufkin & Jenrette Securities Corporation" is incorporated herein by reference.

(c) APPROVAL OF SECURITY HOLDERS. The information contained in the section entitled "THE SPECIAL MEETING--Voting Information" in the proxy statement is incorporated herein by reference.

(d) UNAFFILIATED REPRESENTATIVE. The information contained in the sections entitled "THE MERGER--Background of the Merger" and "--Recommendations of the Special Committee; Fairness of the Merger" in the proxy statement is incorporated herein by reference.

(e) APPROVAL OF DIRECTORS. The information contained in the sections entitled "THE MERGER--Background of the Merger" and "--Recommendations of the Special Committee; Fairness of the Merger" in the proxy statement is incorporated herein by reference.

(f) OTHER OFFERS. The information contained in the sections entitled "THE MERGER--Background of the Merger" and "--Recommendations of the Special Committee, Fairness of the Merger" in the proxy statement is incorporated herein by reference.

ITEM 9.        REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)-(c) REPORT, OPINION, OR APPRAISAL; PREPARER AND SUMMARY OF THE REPORT; AVAILABILITY OF DOCUMENTS. The information contained in the sections entitled "THE MERGER--Background of the Merger," "--Recommendations of the Special Committee; Fairness of the Merger," "--Opinion of Financial Advisor to the Special Committee" and "WHERE YOU CAN FIND MORE INFORMATION" in the proxy statement and Appendix B, "Opinion of Donaldson, Lufkin & Jenrette Securities Corporation" is incorporated herein by reference.

ITEM 10.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a), (b), (d)  SOURCE OF FUNDS; CONDITIONS; BORROWED FUNDS. The information contained in the section entitled "THE MERGER--Financing for the Merger" in the proxy statement is incorporated herein by reference. PETCO has no alternative financing arrangements or alternative financing plans if the primary financing falls through.

(c) EXPENSES. The information contained in the sections entitled "FEES AND EXPENSES" in the proxy statement is incorporated herein by reference.

ITEM 11.       INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) SECURITIES OWNERSHIP. The information contained in the section entitled "PRINCIPAL STOCKHOLDERS AND MANAGEMENT OWNERSHIP" in the proxy statement is incorporated herein by reference.

(b)            SECURITIES TRANSACTIONS. None.

ITEM 12.       THE SOLICITATION OR RECOMMENDATION.

(d) INTENT TO TENDER OR VOTE IN A GOING-PRIVATE TRANSACTION. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "THE SPECIAL MEETING--Voting Information" and "THE MERGER--Interests of PETCO Directors and Officers in the Merger" in the proxy statement is incorporated herein by reference.

(e) RECOMMENDATIONS TO OTHERS. The information contained in the sections entitled "SUMMARY" and "THE MERGER--Recommendations of the Special Committee; Fairness of the Merger" in the proxy statement is incorporated herein by reference.

ITEM 13.       FINANCIAL STATEMENTS.

(a) FINANCIAL INFORMATION. The information contained in the section entitled "SELECTED CONSOLIDATED FINANCIAL DATA" in the proxy statement is incorporated herein by reference.

(b)            PRO FORMA INFORMATION. Not applicable.

ITEM 14.       PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a), (b) SOLICITATIONS OR RECOMMENDATIONS; EMPLOYEES AND CORPORATE ASSETS. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "THE MERGER--Background of the Merger," "THE SPECIAL MEETING--Solicitation; Revocation and Use of Proxies" and "FEES AND EXPENSES" in the proxy statement is incorporated herein by reference.

ITEM 15.       ADDITIONAL INFORMATION.

(b) OTHER MATERIAL INFORMATION. The information contained in the sections entitled "SUMMARY--Litigation Related to the Merger" and "THE MERGER--Litigation" in the proxy statement is incorporated herein by reference. As a result of the proposed merger, PETCO, its directors and one of its officers have been named as defendants in the following lawsuits:

               - Great Neck Capital Appreciation, L.P. v. Brian K. Devine et al., Delaware Chancery Court, New Castle County C.A. No. 18057-NC; filed May 18, 2000.

               - Jerry Krim v. Petco Animal Supplies, Inc. et al., San Diego Superior Court Case No. GIC 748422; filed May 18, 2000.

               - William J. Neiman v. Brian K. Devine et al., Delaware Chancery Court, New Castle County C.A. No. 18058-NC; filed May 18, 2000.

               - Madeline Peterson v. Petco Animal Supplies, Inc., et al., San Diego Superior Court Case No. GIC 748499, filed May 19, 2000.

               - Scott Sewart v. Petco Animal Supplies Inc., et al., San Diego Superior Court Case No. GIC 748424; filed May 18, 2000.

               - William Steiner v. Brian K. Devine et al., Delaware Chancery Court, Newcastle County C.A. No. 18056-NC; filed May 18, 2000.

ITEM 16.       EXHIBITS.

(a) Preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on June 20, 2000 (incorporated herein by reference to the proxy statement).

(b)(1) Commitment letter from Trust Company of the West to Leonard Green & Partners, L.P. and Texas Pacific Group, dated May 16, 2000.

(b)(2) Commitment letter from Green Equity Investors III, L.P. to PETCO Animal Supplies, Inc., dated May 17, 2000.

(b)(3) Commitment letter from Goldman Sachs Credit Partners L.P. and Wells Fargo Bank, N.A. to Green Equity Investors III, L.P. and TPG Partners III, L.P., dated May 17, 2000.

(b)(4) Commitment letter from TPG Partners III, L.P. to PETCO Animal Supplies, Inc., dated May 17, 2000.

(c) Opinion of Donaldson, Lufkin & Jenrette Securities Corporation (incorporated herein by reference to Appendix B of the proxy statement).

(d)(1) Agreement and Plan of Merger, dated May 17, 2000, by and between PETCO Animal Supplies, Inc. and BD Recapitalization Corp. (incorporated herein by reference to Appendix A of the proxy statement).

(d)(2) Voting Agreement, dated as of May 17, 2000, by and between BD Recapitalization Holdings LLC and the stockholders signatory thereto.

(d)(3) Rights Agreement (incorporated by reference to PETCO's Report on Form 8-K dated September 22, 1998, File No. 000-23574).

(f) Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix C of the proxy statement).

(g)            Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 20, 2000

                                        PETCO Animal Supplies, Inc.


                                        By     /s/ JAMES M. MYERS
                                          --------------------------------------
                                        Name:  James M. Myers
                                        Title: Senior Vice President and Chief
                                               Financial Officer

                                  EXHIBIT INDEX


EXHIBIT
NUMBER                            DESCRIPTION

(a) Preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on June 20, 2000 (incorporated herein by reference to the proxy statement).

(b)(1) Commitment letter from Trust Company of the West to Leonard Green & Partners, L.P. and Texas Pacific Group, dated May 16, 2000.

(b)(2) Commitment letter from Green Equity Investors III, L.P. to PETCO Animal Supplies, Inc., dated May 17, 2000.

(b)(3) Commitment letter from Goldman Sachs Credit Partners L.P. and Wells Fargo Bank, N.A. to Green Equity Investors III, L.P. and TPG Partners III, L.P., dated May 17, 2000.

(b)(4) Commitment letter from TPG Partners III, L.P. to PETCO Animal Supplies, Inc., dated May 17, 2000.

(c) Opinion of Donaldson, Lufkin & Jenrette Securities Corporation (incorporated herein by reference to Appendix B of the proxy statement).

(d)(1) Agreement and Plan of Merger, dated May 17, 2000, by and between PETCO Animal Supplies, Inc. and BD Recapitalization Corp. (incorporated herein by reference to Appendix A of the proxy statement).

(d)(2) Voting Agreement, dated as of May 17, 2000, by and between BD Recapitalization Holdings LLC and the stockholders signatory thereto.

(d)(3) Rights Agreement (incorporated by reference to PETCO's Report on Form 8-K dated September 22, 1998, File No. 000-23574).

(f) Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix C of the proxy statement).

(g)      Not applicable.